Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, NY 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number +1 (212) 455-2295	E-mail Address gcalheiros@stblaw.com

June 1, 2021

VIA EDGAR & EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. David Edgar, Senior Staff Accountant Ms. Kathleen Collins, Accounting Branch Chief Mr. Alexandra Barone, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Zenvia Inc. Registration Statement on Form F-1
File 333-255269
CIK No. 0001836934

Ladies and Gentlemen:

On behalf of our client, Zenvia Inc. (the “Company”), a Cayman Islands exempted company with limited liability, we filed today via EDGAR the Company’s Amendment No. 4 to its Registration Statement on Form F-1 (the “Amendment No. 4”) relating to the proposed offering in the United States of the Company’s Class A common shares (the “Class A Shares”) under the Securities Act of 1933, as amended (the “Securities Act”) for review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission.

The Amendment No. 4 has been revised to reflect updates to the disclosure of the Company, as well as to include Zenvia Mobile Serviços Digitais S.A. unaudited interim condensed consolidated financial statements as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 and related disclosure with respect to its financial condition and results of operations as of such date and for such periods.

The Amendment No. 4 also includes the unaudited interim condensed consolidated financial statements of One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. as of March 31, 2021 and for the three months ended March 31, 2021 and 2020, which is a probable significant acquisition that the Company expects to consummate upon completion of the offering of its Class A Shares. Accordingly, the Company has updated in the Amendment No. 4 its unaudited pro forma condensed financial information for purposes of compliance with Regulation S-X.

To facilitate the Staff’s review — in particular of the pro forma condensed financial information — the Company notes that certain information included into Amendment No. 4 reflects an assumed price range of between US$15.50 and US$17.50 per class A Share and a midpoint of the estimated offering price range at US$16.50. This information has been removed from Amendment No. 4 as the Company continues to assess with the underwriters the expected bona fide price range that will be used in connection with the roadshow for this offering. In a subsequent pre-effective amendment to the Registration Statement (and in any event, prior to the launch of this offering), the Company will include a bona fide price range in the registration statement on Form F-1.

To facilitate your review, we will provide to the Staff via email a courtesy copy of the Amendment No. 4 marked to show changes to the Amendment No. 3 to the Registration Statement on Form F-1 filed via EDGAR on May 10, 2021.

We very much appreciate the Staff’s willingness to review the Amendment No. 4 and this letter. If you have any questions regarding this letter or Amendment No. 4, please do not hesitate to contact me at +1(212) 455-2295 (work) or gcalheiros@stblaw.com (email).

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Very truly yours,

/s/ Grenfel S. Calheiros
Grenfel S. Calheiros

Enclosures

cc:	Cassio Bobsin Zenvia Inc.

S. Todd Crider
Simpson Thacher & Bartlett LLP

Manuel Garciadiaz
Davis Polk & Wardwell LLP

Cristiano Seguecio
KPMG Auditores Independentes